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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12B-25             SEC FILE NUMBER
                                                           001-16105
                                                   ---------------------------
                                                          CUSIP NUMBER
                      NOTIFICATION OF LATE FILING         861837 10 2

                                                   ---------------------------


      (Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q
                          / / Form N-SAR / / Form N-CSR

                      For Period Ended: September 30, 2004
                                       --------------------

/ / Transition Report on Form 10-K     / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F     / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:_______________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:________________________

PART I. REGISTRANT INFORMATION


Full name of registrant   STONEPATH GROUP, INC.
                       -------------------------

Former name if applicable

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Address of principal executive office (Street and number)
1600 Market Street, Suite 1515
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City, State and Zip Code   Philadelphia, Pennsylvania 19103
                         ------------------------------------

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PART II.  RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Company's Form 8-K Current Report filed on September 21, 2004, the Company determined that it had understated its accrued purchased transportation liability and related costs of purchased transportation and is in the process of restating its previously reported results. The Company is evaluating to what extent, if any, the under accrual of the costs of purchased transportation extends back to dates of acquisition of Air Plus (October 5, 2001) and United American (May 28, 2002) and potential effect on the earn-out amounts paid or payable to selling shareholders. Any under accrual of the costs of purchased transportation related to pre-acquisition services would result in an adjustment to the Company's original purchase accounting with any such under accrual being reflected as additional goodwill rather than as additional costs of purchased transportation in the year of acquisition. This would ultimately impact the amounts reflected as goodwill and retained earnings to be reported on Form 10-Q for the period ending September 30, 2004.

The volume and physical location of the underlying data which the Company is reviewing to make its determination with respect to the past under accrual of the costs of purchased transportation, in combination with the review activities of the Company's predecessor and current auditors has prevented the Company from timely filing its Form 10-Q Quarterly Report for the period ending September 30, 2004.

PART IV. OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

          Bohn H. Crain            (215)            979-8370
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             (Name)              (Area Code)    (Telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  / X /  Yes    /   / No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / X / Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE FOLLOWING ESTIMATES ARE STILL UNDER INTERNAL REVIEW AND ARE SUBJECT TO
CHANGE.

On an "As Reported" basis, for the three months ended September 30, 2003, the Company reported revenues of $65,515,000, net revenues of $18,656,000 and net income of $2,075,000. Based on work done to date, for the three months ended September 30, 2003, the Company estimates an immaterial change in revenues, net revenues in the range of $18,000,000 - $19,000,000 and net income in the range of $1,500,000 - $2,500,000.

Based on work done to date, for the three months ended September 30, 2004, the Company estimates revenues to be in the range of $109,000,000 - $110,000,000, net revenues in the range of $24,000,000 - $25,000,000 and net income/(loss) in the range of ($500,000) - $500,000.

On an "As Reported" basis, for the nine months ended September 30, 2003, the Company reported revenues of $150,421,000, net revenues of $44,945,000 and net income of $2,197,000. Based on work done to date, for the nine months ended September 30, 2003, the Company estimates an immaterial change in revenues, net revenues in the range of $43,000,000 - $44,000,000 and a net loss in the range of $500,000 - $1,500,000.

Based on work done to date, for the nine months ended September 30, 2004, the Company estimates revenues to be in the range of $250,000,000 - $260,000,000, net revenues in the range of $60,500,000 - $61,500,000 and a net loss in the range of ($2,500,000) - ($3,500,000).

________________________________________________________________________________

                              STONEPATH GROUP, INC.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 11/9/04                      By  /s/ Bohn H. Crain
                                    ----------------------------------------
                                      Bohn H. Crain, Chief Financial Officer

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INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).